CANADIAN ZINC CORPORATION
OPTION AGREEMENT

(Director/Senior Officer)

This Option Agreement is entered into between Canadian Zinc Corporation (the "Company") and the Optionee named below pursuant to the 10% Rolling Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on March 27, 2009 (the "Grant Date");

2.	_________________ (the "Optionee");

3.	was granted the option (the "Option") to purchase _______ common shares without par value (the "Option Shares") of the Company;

4.	for the price (the "Option Price") of $0.23 per share;

5.	which shall be exercisable ("Vested") as per the table below:

Vesting Date	# shares exercisable
March 27, 2009
June 27, 2009
September 27, 2009
December 27, 2009
TOTAL

6.	terminating on the March 27, 2014 (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan.  For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement – Personal Information

The undersigned hereby acknowledges and consents to:

(a)	the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)
the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the 27th day of March, 2009.

CANADIAN ZINC CORPORATION Per:

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